FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 20, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the provisions of the Securities Market legislation, hereby announces the following:

OTHER RELEVANT INFORMATION

Further to the inside information notice dated 3 February 2026 (registry number 3071) and the other relevant information notices dated 23 April 2026 and 5 August 2026 (registry numbers 40405 and 42338), concerning the acquisition of Webster Financial Corporation (the “Acquisition”), the Bank hereby informs that the Acquisition was completed on 20 August 2026 on the terms previously announced.

Today, the capital increase through non-cash contributions approved at the Bank’s ordinary general shareholders’ meeting held on 27 March 2026 (the “Capital Increase”) has been executed on the definitive terms and conditions set out below:

(i)	The effective issue price (nominal value and share premium) of the new shares (the “New Shares”) has been set at EUR 10.7896 per New Share (the “Issue Price”).

(ii)	The effective total amount of the Capital Increase (nominal value and share premium) amounts to EUR 3,558,911,127.4448, with a total nominal value of EUR 164,923,219 and a total share premium of EUR 3,393,987,908.4448.

(iii)	All the New Shares have been fully subscribed and paid up and will be delivered today.

(iv)	329,846,438 New Shares have been issued, representing approximately 2.2455% of Banco Santander’s share capital before the Capital Increase, and 2.1962% after the Capital Increase.

Today, the public deed of execution of the Capital Increase will be filed for registration with the Commercial Registry of Santander and admission to trading of the New Shares on the Spanish Stock Exchanges will be requested. In addition, admission to trading of the New Shares will be requested on the foreign Stock Exchanges on which Banco Santander shares are listed.

Consequently, the Bank’s share capital has been set at EUR 7,509,582,970, represented by 15,019,165,940 shares with a nominal value of EUR 0.50 each. All of the shares belong to the same class and have the same rights.

Boadilla del Monte (Madrid), 20 August 2026

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 20, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance